

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

By E-mail
Mr. Nathan Halsey
 President and Chief Executive Officer
Texstar Oil Corporation (f/k/a Bonamour Pacific, Inc.)
5910 N. Central Expressway, Suite 900
Dallas, Texas 75206

> **Re: Texstar Oil Corporation (f/k/a Bonamour Pacific, Inc.)**
> **Item 4.01 Form 8-K**
> **Filed February 22, 2013**
> **File No. 0-16974**

Dear Mr. Halsey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   See the first paragraph. Please revise the first sentence to specifically state whether Sherb & Co., LLP resigned, declined to stand for re-election, or was dismissed. You currently disclose that the Company terminated the engagement of Sherb & Co., LLP. Refer to Item 304(a)(1)(i) of Regulation S-K.

2.   See the fourth paragraph. We note the disclosure that you have requested Sherb & Co. LLP furnish a letter addressed to us stating whether or not it agrees with your disclosures. However, in the last sentence you state that a copy of RBSM's letter provided in response to your request will be filed as an exhibit to an amendment to this report. Please revise the last sentence to clarify whether Sherb & Co., LLP, your former auditors, or RBSM, will furnish you with the required Exhibit 16 letter.

3.   Please amend your Item 4.01 Form 8-K disclosures in its entirety as soon as practicable to include the required Exhibit 16 letter from Sherb & Co., LLP or RBSM, as applicable. The Exhibit 16 letter should indicate whether or not the former auditors agree with your Item 4.01 disclosures of the amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant